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EXHIBIT 5.5

PowerSource Corp.
3660 Wilshire Blvd., Ste.1104
Los Angeles, CA 90010

April 29, 2002

Dear (Title) (FirstName) (LastName),

You invested $(AmountInvested) on the date of (Month) (Day), 2001 for 10% corporate bonds of PowerSource Corporation. PowerSource was originally set up as an electric energy marketer in the state of California. During the energy crisis of 2001, which saw one major electric company file for bankruptcy protection, the State of California passed legislation that ended the deregulation and closing our business opportunity.

PowerSource has obtained clearance to trade on the OTC:BB exchange, and is actively seeking a private merger candidate who will trade under our symbol and add tremendous value to your shares. Several candidates have expressed an interest, and we feel a merger will be completed in the coming months.

Using a formula of 10% interest up to (Month) (Day), 2002, the company is offering to convert your bonds into common shares of stock. Under this offer, you will receive (NumberOfShares) shares of common stock. Please sign and return the conversion documents as soon as possible, so we can expedite your stock certificate. If you have any questions, please call the company at 213-383-4443.

Please forward a contact phone number and any special instructions for registration of your stock certificate

Sincerely,

/s/ E. Douglas Mitchell

E. Douglas Mitchell
President, PowerSource Corp.